Exhibit 99.1

NYSE-A: ROY	NR 09-12
TSX: IRC	June 23, 2009

INTERNATIONAL ROYALTY TO RAISE C$50 MILLION IN

BOUGHT DEAL FINANCING

DENVER, COLORADO – June 23, 2009 - International Royalty Corporation

(NYSE-A: ROY, TSX: IRC) (the "Company" or “IRC”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters which has agreed to purchase, on a bought deal basis, 14,100,000 common shares of the Company (“Shares”) at a price of C$3.55 per Share for aggregate proceeds of approximately C$50 million.

The underwriters will also have an option, exercisable in whole or in part for a period of 30 days after closing, to purchase up to an additional 2,115,000 Shares on the same terms and conditions to cover over-allotments and for market stabilization purposes.

The offering is expected to close on or about July 15, 2009, and is subject to the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex. Proceeds of the offering will be used for general corporate purposes.

The securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the anticipated terms of the Shares, the use of proceeds, and other statements that are not historical facts. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to the Company’s royalty interest in projects; market fluctuations in prices for securities; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; satisfactory completion of due diligence and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.